Exhibit 99.1

BriaCell to Participate at Upcoming Conferences and Appoints Senior R&D Director

BERKELEY, Calif. and VANCOUVER, British Columbia, May 11, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, today announced that Dr. William V. Williams, President & CEO of BriaCell, is scheduled to participate in the following virtual conferences:

●	Benzinga Global Small Cap Investor Conference: May 13-14, 2021

○	Dr. Williams will deliver his corporate presentation at 12:20pm ET on May 13, 2021.
○	Dr. Williams will also participate in a panel discussion titled “Investing Post COVID – Back to the Fundamentals” at 11:50am ET on May 13, 2021. The panel will discuss healthcare investing in the post COVID world.
○	Investors may request one-on-one meetings with Dr. Williams.
○	Investors may register for the conference here: https://www.benzinga.com/events/small-cap/global/.

●	Q2 Investor Summit: May 17-18, 2021

○	Dr. Williams will deliver his corporate presentation at 2:00pm ET on May 17, 2021.
○	Investors may request one-on-one meetings with Dr. Williams.
○	Investors may register for the conference here: https://investorsummitgroup.com/.

●	2021 LD Micro Invitational Investor Conference: June 8-10, 2021

○	Dr. Williams will deliver his corporate presentation at 12:00pm ET on June 9, 2021.
○	Investors may request one-on-one meetings with Dr. Williams.
○	Investors may register for the conference here: https://ldmicrojune2021.mysequire.com/.

●	MarketsandMarkets 4th Annual Next Gen Immuno-Oncology Virtual Congress-US Edition: June 28-30, 2021

○	Dr. Williams will be speaking at the scientific conference at 11:30am ET on June 29, 2021.
○	The topic is “Personalized, off-the-shelf cellular immunotherapy for cancer”.
○	A copy of the presentation will be posted here: https://briacell.com/novel-technology/scientific-publications/.
○	For additional information on the conference and the speaker, please visit: https://events.marketsandmarkets.com/4th-annual-next-gen-immuno-oncology-virtual-congress-us-edition/speakers

Separately, BriaCell has recently appointed Miguel A. Lopez-Lago, Ph.D. as Senior Director, Research and Development. Since 2000, Dr. Lopez-Lago has been working as a cancer scientist at Memorial Sloan-Kettering Cancer Center, New York (MSKCC). Specifically, he has investigated various aspects of tumor biology, including the development of targeted therapies for Mesothelioma and the characterization of the biological mechanisms underlying cancer metastasis. More recently, Dr. Lopez-Lago has been interested in the study of the tumor immune-microenvironment and in the development of immunotherapies for thoracic cancers using chimeric antigen receptor (CAR) T cell technologies. Since 2013, Dr. Lopez-Lago has been working as Senior Research Scientist at MSKCC. Dr. Lopez-Lago received his Bachelor of Science in Bio-Sciences and his doctorate in Molecular Biology from Santiago of Compostela University, Spain.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer.

For additional information on BriaCell, please visit: https://briacell.com/.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s SEC filings. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com